

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2018

Colin Broom
Chief Executive Officer
Nabriva Therapeutics plc
1000 Continental Drive, Suite 600
King of Prussia, PA 19406

     Re: Nabriva Therapeutics plc
          Registration Statement on Form S-3
          Filed March 16, 2018
          File No. 333-223739

Dear Mr. Broom:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed March 16, 2018

Description of Purchase Contracts and Purchase Units, page 40

1.   It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts obligate you to sell to holders of these contracts and for holders of these contracts to purchase securities at a purchase price that may be fixed or may be determined by a specific formula. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the purchase units or for holders of these purchase units to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the

contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

Description of Warrants, page 41

2.   We note your disclosure that you may offer warrants separately or together with one or more additional securities, or any combination of those securities in the form of units. Please amend your registration statement to add units as a separate security and file a revised Exhibit 5.1 legality opinion that covers such units.

General

3.   We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Brian Johnson, Esq.